January 31, 2013

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Morningstar, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
File No. 000-51280

Dear Mr. West:

On behalf of Morningstar, Inc., an Illinois corporation, we are responding to your letter to Scott Cooley dated December 26, 2012.  For convenience of reference, the text of your comments has been reproduced in italicized type herein, with our response immediately following.

Form 10-K for the year ended December 31, 2011

Notes to Consolidated Financial Statements, page 98

Note 2. Summary of Significant Accounting Policies, page 98

Principles of Consolidation, page 98

1.    We understand that you consolidate those entities in which you have a controlling interest (but not wholly-owned) in accordance with ASC 810 and that investments in entities in which you exercise significant influence, but do not control, you use the equity method. Please tell us and expand your policy disclosure in future filings to clarify your consideration of whether or not you held any investments in companies that were variable interest entities (VIEs). To the extent that you do hold a variable interest in any VIE, tell us how you concluded that you were not the primary beneficiary of the entity and tell us the specific guidance you used to support your accounting assessment.

Response:

As part of our consolidation accounting analysis, we have reviewed all of our interests — contractual, ownership, or other pecuniary interests — that could possibly be deemed a variable interest.  We have also reviewed the entities in which we have these interests to determine if the entities are variable interest entities (VIEs) as defined in FASB ASC 810, Consolidation.

When determining the appropriate accounting treatment of ownership interests, we have considered whether the entities that we have invested in are VIEs.  We have concluded that these entities are not VIEs.  In regards to wholly owned or majority-owned operating subsidiaries, we have deemed that we have a controlling financial interest in them and we consolidate the entities.  In regards to investments in entities in which we exercise significant influence, but do not control, we account for our investments using the equity method.

In regards to entities in which we have a contractual interest other than an ownership interest, in the majority of instances, we have determined that the entities in question are not deemed VIEs in accordance with ASC 810-10-15-14.  In only one country, we have concluded that the entities are VIEs as their total equity investment at risk is not sufficient to permit the entities to finance its activities without additional subordinated financial support provided by any parties, including equity holders.  (These entities represent less than 5% of our assets under advisement and management.)  We have reviewed ASU 2010-10 — Consolidation (Topic 810) and note that these VIEs are required to apply the deferral of FAS 167 as they meet all the criteria including having all the attributes specified in paragraph 946-10-15-2(a) through (d), we do not have an explicit or implicit obligation to fund losses, and the entities are not securitization entities, asset-backed financing entities, or formerly considered QSPEs.

In regards to the entities in the one country noted above, we have concluded in certain cases that we do not have a variable interest in accordance with ASC 810-10-55-37 as we are just a service provider and meet the criteria thereon.  For other cases, we have determined that we do have a variable interest as we receive performance fees and thus do not meet the criteria in ASC 810-10-55-37. However, we have concluded that we are not the primary beneficiary of the VIEs (where we do have a variable interest) based on the provisions in ASC 810-10-25-38 and ASC 810-10-25-39 as we do not absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.  In making that conclusion, we have taken into account any interests held by our related parties as described in ASC 810-10-25-43.  We continue to re-assess our conclusions as the literature requires in accordance with ASC 810-10-25-39 to 40 and ASC 810-10-35-4.  We will expand our policy disclosure in future filings to the following in Note 2 (underlined portions are new additions):

Principles of Consolidation. We conduct our business operations through wholly owned or majority-owned operating subsidiaries. The accompanying consolidated financial statements include the accounts of Morningstar, Inc. and our subsidiaries. The assets, liabilities, and results of operations of subsidiaries in which we have a controlling interest have been consolidated. All significant intercompany accounts and transactions have been eliminated.

We account and report the noncontrolling (minority) interests in our Consolidated Financial Statements in accordance with FASB ASC 810, Consolidation. A noncontrolling interest is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the parent company. We report the noncontrolling interest in our Consolidated Balance Sheet within equity separate from the shareholders’ equity attributable to Morningstar, Inc. In addition, we present the net income (loss) and comprehensive income (loss) attributed to Morningstar, Inc.’s shareholders and the noncontrolling interest in our Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, and Consolidated Statements of Equity.

We account for investments in entities in which we exercise significant influence, but do not control, using the equity method.  We also have contractual relationships with entities that would be deemed variable interest entities.  For the majority of these variable interest entities, we do not have a variable interest in them.  However, through our Investment Management segment (see Note 4, Segment and Geographical Area Information), we do manage funds outside of the United States that are considered variable interest entities, and we have a variable interest in these entities.  As we are not the primary beneficiary in any of these variable interest entities, we would not consolidate any of the variable interest entities.

2.    We note from your disclosure on page 73 and elsewhere, that through various registered investment advisors (including those that are wholly-owned) you have total assets under advisement and management of $180.8 billion as of December 31, 2011. We also note from your disclosure on page 104 (Note 4. Segment and Geographical Area Information) your investment management services include fund-of-funds programs through your consulting business, managed retirement account services, and managed portfolio services (which includes a series of mutual fund, ETF, and stock portfolios). Please tell us and expand your policy disclosure in future filings to clarify your consideration of whether or not the funds offered through the services above were VIEs. Tell us the specific guidance you used to support your accounting assessment.

Response:

Our fund-of-funds programs typically combine managed investment vehicles issued by third parties—typically mutual funds—in portfolios designed to help investors meet their financial goals. When we create portfolios made up of funds, our goal is to simplify the investment process and help investors access portfolios that match their level of risk tolerance, time horizon, and long-term investment objectives. We draw on our extensive experience analyzing funds and combine quantitative research with a qualitative assessment of manager skill and investment style.  Our services are generally limited to providing advisory or management services focusing on fund selection and/or asset allocation decisions.

Our investment advisory business generally focuses on relationships and agreements where we act as a portfolio construction manager or asset allocation program designer for a mutual fund or variable annuity and receive a basis-point fee.  We also offer managed retirement account services for retirement plan participants who choose to delegate management of their portfolios to our managed account programs, which are quantitative systems that select investment options and make retirement planning choices for the participants.  Our managed portfolios service is a fee-based discretionary asset management service that includes a series of mutual fund, ETF, and stock portfolios tailored to meet specific investment time horizons and risk levels.

Across all of these services, we typically do not offer funds ourselves.  We generally provide advisory or account management services covering investment vehicles issued by third parties.  In these situations, we are providing services to accounts or various individuals that do not meet the definition of a legal entity as defined in the glossary in ASC 810-10-20.  As such, our involvement with these accounts or individuals is scoped out of the variable interest entity literature.  Additionally, we do not control these accounts or individuals via a contract or have any ownership interest in them, but just provide services.

In one country, however, we do directly issue funds that are considered variable interest entities, which represent less than 5% of our total assets under advisement and management.  We have considered the applicability of the provisions of ASC 810-10 in this situation.  Upon consideration of ASC 810-10-55-37, for certain funds, we do not have a variable interest.  Accordingly, as we do not hold a variable interest in the entity, we are not deemed the primary beneficiary and thus we would not consolidate the entity.   For other funds, we do hold a variable interest as we receive fees based on our performance.  We have further considered ASC 810-10-25-38 to ASC 810-10-25-39 for those funds where we do hold a variable interest.  As we do not absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both, we are not deemed the primary beneficiary.  In making that conclusion, we have taken into account any interests held by our related parties.

We will expand our policy disclosure in future filings by including the following sentences:

“Through our Investment Management segment (see Note 4, Segment and Geographical Area Information), we do manage funds outside of the United

States that are considered VIEs, and we have a variable interest in these entities.  As we are not the primary beneficiary if any of these VIEs, we would not consolidate any of the VIEs.

Note 3. Income Per Share, page 103

3.    We note that you have multiple stock-based compensation plans that impact the calculation of your weighted average shares outstanding for computing diluted income per share. If applicable, please revise your future filings to disclose those securities that could potentially dilute EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to ASC 260-10-50-1c.

Response:

We have reviewed the requirements of ASC Topic 260-10-50-1c, Earnings Per Share, Disclosure. We will revise our future filings to disclose those securities that could potentially dilute EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive, as appropriate.

*    *    *

Morningstar, Inc. acknowledges that:

•      Morningstar is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•      Morningstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses in this letter, please call me at (312) 696-6132.  My facsimile number is (312) 244-8032.

Respectfully submitted,

/s/ Scott Cooley
Scott Cooley
Chief Financial Officer